09042632

il Processing
ection

29 2009

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _September 1, 2008___ AND ENDING __August 31, 2009_____
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Public, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12007 Research Blvd.
(No. and Street)

Austin, (City) Texas (State) 78759 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Szaniszlo, Managing Director **512 467-3532**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BKD, LLP
(Name – *of individual, state last, first, middle name*)

2800 Post Oak Blvd, Suite 3200 (Address) **Houston** (City) **TX** (State) **77056** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 29 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Chris Szaniszlo swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Public, LLC, as of August 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Director

Title

Notary Public

MARTY BAKER
My Commission Expires
March 18, 2012

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
X (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST PUBLIC, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE FISCAL YEAR ENDED AUGUST 31, 2009

With Report and Supplementary Report of Independent Auditors

BKD LLP
CPAs & Advisors

2800 Post Oak Boulevard, Suite 3200
Houston, TX 77056-6167
713.499.4600 Fax 713.499.4699 www.bkd.com

Independent Accountants' Report

Managing Director
First Public, LLC
Austin, Texas

We have audited the accompanying statement of financial condition of First Public, LLC, a wholly owned subsidiary of Texas Association of School Boards, (the Company) as of August 31, 2009, and the related statements of income, changes in capital and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Public, LLC, as of August 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10, in 2008, the Company changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been

subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

Houston, Texas
October 26, 2009

FIRST PUBLIC, LLC

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2009

ASSETS		
Cash and cash equivalents	$	1,882,508
Deposit with clearing organization		111,679
Accounts receivable		81,933
Accounts receivable from affiliated organizations		186,276
Prepaid expenses		32,134
Total Assets	$	2,294,530
LIABILITIES AND CAPITAL		
Accounts payable	$	49,094
Accounts payable to affiliated organizations		627,536
Total Liabilities		676,630
Capital contributions - TASB		500,000
Retained earnings		1,117,900
Total Capital		1,617,900
Total Liabilities and Capital	$	2,294,530

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED AUGUST 31, 2009

Revenue:		
Lone Star Investment Pool service fees	$	3,274,467
Other investment products		15,669
Municipal debt service fees		212,788
Net investment income		23,714
Total Revenue		3,526,638
Non-Interest Expenses:		
Administrative services provided by affilitated organization		625,450
Employee lease with affiliated organization		1,204,980
Royalties		56,079
Financial audit		38,645
Software support/license fee		28,005
Consultants		26,131
Outside counsel		16,913
Building lease with affiliated organization		67,213
Other purchased and contract services		7,100
Information access charges		26,225
Insurance		45,997
Clearing fees		115
Other expense		11,453
Total Expenses		2,154,306
Net Income	$	1,372,332

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF CHANGES IN CAPITAL

FOR THE YEAR ENDED AUGUST 31, 2009

Beginning Balance	$	1,470,568
Net income		1,372,332
Capital distributions		(1,225,000)
Ending Balance	$	1,617,900

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2009

Cash flows from operating activities:		
Net income	$	1,372,332
Changes in assets and liabilities:		
Increase in deposit held with clearing organization		(339)
Decrease in accounts receivable		9,568
Decrease in accounts receivable from affiliated organizations		52,734
Decrease in prepaid expenses		2,005
Decrease in accounts payable		(21,170)
Decrease in accounts payable to affiliated organizations		(66,037)
Net cash provided by operating activities		1,349,093
Cash flows from financing activities:		
Capital distributions to TASB		(1,225,000)
Net cash used in financing activities		(1,225,000)
Net increase in cash and cash equivalents		124,093
Cash and cash equivalents Beginning of Year		1,758,415
Cash and cash equivalents End of Year	$	1,882,508

The accompanying notes are an integral part of these financial statements.

FIRST PUBLIC, LLC
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 1–NATURE OF OPERATIONS

First Public, LLC (First Public), was created on May 14, 2003, and was initially capitalized with a contribution of $500,000, from its sole member, the Texas Association of School Boards, Inc. (TASB). TASB formed this limited liability company pursuant to and in accordance with the Texas Limited Liability Company Act (Tex. Rev. Civ. Stat. Ann. Art. 1528n), as amended. First Public is registered with the Securities and Exchange Commission (SEC) as a broker-dealer pursuant to the Securities Exchange Act of 1934, as amended. First Public is also a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board. First Public provides financial services to school districts and other local governments within Texas. First Public is a wholly owned subsidiary of TASB. Currently, its primary business is administering the Lone Star Investment Pool (Lone Star), an affiliated organization, from which First Public received approximately 93 percent of its 2009 revenue.

NOTE 2–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND REVENUE RECOGNITION:

The accompanying financial statements have been prepared on the accrual basis. The organization recognizes revenue when earned and expenses in the period in which such items are incurred. Specifically, Lone Star service fees are earned ratably over the service period based on the daily net asset values of Lone Star. Municipal debt service fees are recognized as fees are known.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

ACCOUNTS RECEIVABLE:

Accounts receivable are stated at the amount due to First Public. First Public may provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Due to the nature of First Public accounts receivable, an allowance for doubtful accounts has not been established.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES:

First Public is included in the consolidated federal income tax return filed by TASB. TASB is exempt from income taxes under 501(c)(3). No provision for income tax expense has been made in reliance on Private Letter Ruling 501.03-33.

CASH AND CASH EQUIVALENTS:

For the purpose of the Statement of Cash Flows, all cash on deposit and short-term investments with original maturities of three months or less are considered to be cash equivalents. Cash and cash equivalents at August 31, 2009 consist of cash and money market funds. The financial institutions holding First Public's cash accounts are participating in the Federal Deposit Insurance Corporation's (FDIC) Transaction Account Guarantee Program. Effective October 3, 2008, the FDIC's insurance limits increased to $250,000. The increase in federally insured limits is currently set to expire December 31, 2013. At August 31, 2009, First Public's interest bearing cash accounts were fully insured. Money market funds are concentrated in a single fund with a Standard & Poor's rating of AAAm. The carrying value of cash and cash equivalents approximates their fair value.

SUBSEQUENT EVENTS:

Subsequent events have been evaluated through October 26, 2009, which is the date the financial statements were issued.

NOTE 3–RELATED PARTY TRANSACTIONS

First Public has entered into various agreements with affiliated organizations. The affiliated organizations consist of the following:

Lone Star Investment Pool
Texas Association of School Boards, Inc.

LONE STAR INVESTMENT POOL:

The Lone Star Investment Pool (Lone Star) was established on July 25, 1991, as a public funds investment pool in accordance with the Interlocal Cooperation Act, Chapter 791, Texas Government Code, and the Public Funds Investment Act, Chapter 2256, Texas Government Code, as amended. The objective of Lone Star is to maintain safety of principal and liquidity while providing participating governmental entities with the highest possible rate of return for invested funds. Units of Lone Star are offered exclusively to Texas governmental entities including school districts, cities, counties, special districts, agencies of the State of Texas and other political subdivisions of the State of Texas.

First Public and Lone Star entered into an administrative services agreement, effective September 1, 2006 through August 31, 2009, to provide administrative and distribution services. First Public earned $3,274,467, under this agreement for the fiscal year ended August 31, 2009. At August 31, 2009, $186,276 of this earned revenue was receivable from Lone Star. A new five-year administrative services agreement has been entered into with an effective date of September 1, 2009.

TEXAS ASSOCIATION OF SCHOOL BOARDS, INC.:

First Public has entered into multiple agreements with TASB for administrative services, office space, and employee leasing services. The administrative services agreement includes, but is not limited to, assistance in the performance of administrative and ministerial duties relating to the day-to-day operations and administration of First Public, furnishing of office equipment and supplies, facilitation of insurance and employee benefit administration, and arranging, monitoring and paying for professional services required by First Public. An administrative services agreement, entered into as of July 30, 2003, was effective for an initial term of one year beginning March 1, 2004, and was thereafter renewed automatically for successive one-year terms. A new administrative services agreement was entered into as of April 27, 2009 and will remain in effect until terminated in accordance with the terms of the agreement. For the fiscal year ended August 31, 2009, First Public incurred expenses totaling $625,450 under these agreements. At August 31, 2009, $204,446 was owed to TASB.

TASB bills First Public for all compensation and benefit costs associated with all TASB employees assigned to perform services for First Public under the employee lease agreement between TASB and First Public. An employee lease agreement was entered into as of July 30, 2003, and remained in effect through April 26, 2009. A new employee lease agreement was entered into as of April 27, 2009 and will remain in effect until terminated in accordance with the terms of the agreement. For the fiscal year ended August 31, 2009, First Public incurred expenses totaling $1,204,980, under these agreements. At August 31, 2009, $406,590 was owed to TASB.

During the year ended August 31, 2009, First Public made two distributions totaling $1,225,000 to TASB, which is reflected in the Statement of Changes in Capital.

Additional related party transactions are disclosed in Note 5 – Facility Lease.

NOTE 4–NET CAPITAL REQUIREMENTS

First Public is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and designates a minimum net capital requirement of $100,000, pursuant to subparagraph (a)(2)(iii). The Commission requirements also provide that equity capital may not be withdrawn or distributions made if certain minimum net capital requirements are not met. At August 31, 2009, First Public had net capital of $1,343,414, which was $1,243,414 in excess of the amount required to be maintained at that date. First Public's ratio of aggregate indebtedness to net capital was .50 to 1, at August 31, 2009.

First Public operates pursuant to the (k)(2)(ii) exemptive provision of the Securities and Exchange Commission's Rule 15c3-3 and does not hold customer funds or securities but, as an introducing broker or dealer, will clear all transactions with and for customers on a fully disclosed basis through a clearing broker.

NOTE 5–FACILITY LEASE

By written agreement, First Public leases facilities from TASB under an operating lease. A lease agreement, requiring monthly payments of $6,713, was entered into as of March 1, 2006 for an initial term of 18 months, and was thereafter renewed automatically for successive one-year terms.

The lease was amended to require monthly payments of $5,500 beginning October 1, 2008. A new lease agreement, requiring monthly payments of $5,500, was entered into effective April 27, 2009 and will remain in effect until terminated in accordance with the terms of the agreement. Rent expense incurred for the fiscal year ended August 31, 2009 totaled $67,213. At August 31, 2009, $16,500 was owed to TASB under the terms of these lease agreements.

NOTE 6–CLEARING ORGANIZATION

First Public has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of approximately $100,000, as of August 31, 2009, be maintained by First Public. The deposit with the clearing organization bears interest at a rate determined by the clearing organization.

NOTE 7–CURRENT ECONOMIC CONDITIONS

Current economic and financial market conditions could adversely affect the results of broker-dealer operations in future periods. The current economic instability in the financial markets may significantly impact the volume of future brokerage transactions, which could have an adverse impact on First Public's future operating results.

NOTE 8 – FAIR VALUE OF ASSETS AND LIABILITIES

Effective September 1, 2008, First Public adopted Statement of Financial Accounting Standards No. 157 (FAS 157), *Fair Value Measurements*. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of the beginning of the year.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

- **Level 1** - Quoted prices in active markets for identical assets or liabilities.
- **Level 2** - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- **Level 3** - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the inputs and valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy:

Cash and Cash Equivalents – The carrying amount approximates fair value. All share valued cash holdings have been classified as level 1.

Supplemental Information

Schedule I

FIRST PUBLIC, LLC

NET CAPITAL COMPUTATION

AS REQUIRED BY EXCHANGE ACT RULE 15c3-1

AUGUST 31, 2009

Computation of net capital:		
Total capital	$	1,617,900
Nonallowable assets:		
Accounts receivable		206,331
Prepaid expenses		32,134
Total nonallowable assets		238,465
Net capital before haircuts on securities positions		1,379,435
Haircuts on securities		36,021
Net capital		1,343,414
Minimum net capital requirement (greater of $100,000 or 1/15 of aggregate indebtedness)		100,000
Excess net capital	$	1,243,414
Aggregate indebtedness		$676,630
Ratio of aggregate indebtedness to net capital		.50 to 1

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in First Public's unaudited August 31, 2009 Part IIA FOCUS filing.

Supplementary Report

BKD LLP
CPAs & Advisors

2800 Post Oak Boulevard, Suite 3200
Houston, TX 77056-6167
713.499.4600 Fax 713.499.4699 www.bkd.com

Internal Control Letter

Managing Director
First Public, LLC
Austin, Texas

In planning and performing our audit of the financial statements and supplemental schedule of First Public, LLC, (the Company), as of and for the year ended August 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to

above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Director, the Governance Committee, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Houston, Texas
October 26, 2009

BKD LLP
CPAs & Advisors

2800 Post Oak Boulevard, Suite 3200
Houston, TX 77056-6167
713.499.4600 Fax 713.499.4699 www.bkd.com

Independent Accountants' Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Managing Director
First Public, LLC
Austin, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended August 31, 2009, which were agreed to by First Public, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating First Public, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). First Public, LLC's management is responsible for First Public, LLC's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2009, with the amounts reported in Form SIPC-7T for the year ended August 31, 2009, noting no material differences.
3. Noted no adjustments to be reported in Form SIPC-7T.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the listing of assessment payments noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

October 26, 2009

SIPC-7T
AMENDED
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T
AMENDED
(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

AMENDED

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-066105 FINRA AUG 1/30/2004
FIRST PUBLIC LLC
12007 RESEARCH BLVD
AUSTIN, TX 78759

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chris Szaniszlo (512) 467-3655

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 627.29

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150.00)

1-20-2009
Date Paid

C. Assessment balance due 477.29

D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

E. Total assessment balance and interest due (or overpayment carried forward) $ 477.29

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 477.29

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Public, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Designated Principal
(Title)

Dated the 19 day of Oct, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending August 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,526,638
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	3,526,638
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,274,467
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	115
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,139	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	1,139
Total deductions	3,275,721
2d. SIPC Net Operating Revenues	$ 250,917
2e. General Assessment @ .0025	$ 627.29

(to page 1 but not less than $150 minimum)